Exhibit 4.13
English Translation

Employment Contract

Party A: Renesola Deutschland Gmbh, with Mr. Shouxian Li as its legal representative (hereinafter referred to as the “Company”)

Party B: Jijun Shi, whose date of birth is _______________ and is domiciled at wohnhaft in Am Brombeerberg 13, 64291 Darmstadt (hereinafter referred to as the “General Manager”)

Recitals

Jijun Shi will hold the position of general manager after he joins in the Company.

This Contract will establish the legal relationship between the Company and the General Manager.

Both parties hereby enter into the Employment Contract subject to the following conditions:

§1

Scope of Work

(1)	The General Manager shall deal with external affairs on behalf of the Company in accordance with the Articles of Association.

(2)	The General Manager shall assume all the responsibilities as a general manager of the Company. The Company shall retain its right to expand, restrict and alter the scope of responsibility of the General Manager. All the responsibilities shall be specified by the relevant document of the Company in the relevant terms.

(3)	The General Manager must conscientiously perform his responsibilities as a normal businessman, observe laws and regulations, and act in strict compliance with this Employment Contract and the Articles of Association. The General Manager shall take the interests of the Company into account whenever he makes a decision.

(4)	Without jeopardizing his own rights and powers, the General Manager shall deal with a third party on behalf of the Company. The General Manager shall strictly implement the work orders given by the general shareholders’ meeting in accordance with the laws and regulations within the Company. The general shareholders’ meeting shall have the right to issue other action orders to the General Manager by way of the Articles of Association, business outline and under any individual circumstance. In addition, the Company shall retain the right to appoint other person to the position of general manager or business manager, in which case the scope of responsibility of general manager will be readjusted.

§2

Compensation

(1)	The annual salary of the General Manager shall be EUD__________. In case the contractual year is shorter than a normal calendar year, then such salary shall be paid on a pro rata basis. The Company shall review and adjust the salary prior to 1 January of each year. Each party shall contribute its own part of social security funds in accordance with the relevant laws and regulations.

(2)	The annual salary shall be equally divided into twelve parts. Each part shall be remitted to the General Manager’s bank account at the end of each month.

(3)	If the salary is excessively paid by mistake, the General Manager shall have the obligation to honestly return the excessive part.

(4)	The Company shall equip the General Manager with a company car (BMW 5/7 series), which the General Manager is allowed to use for personal purposes. The relevant taxes shall be paid by the General Manager. The relevant costs in connection with the use and maintenance of the car as well as all-risk insurance shall be paid by the Company.

§3

Reimbursement

(1)	All the expenses that are incurred by the General Manager during a business trip or on any other occasion for the interests of the Company can be reimbursed. The General Manager shall comply with the policies of the Company on reimbursement of business trip expenses.

(2)	The Company shall provide the General Manager with accommodation in Frankfurt, and any expenses in connection with the accommodation shall borne by the Company.

§4

Leave

(1)	The General Manager shall be entitled to 30 days of paid leave every year. Any Saturday, Sunday or statutory holiday of the Company’s locality is not a working day.

(2)	Any specific leave plan of the General Manger shall be made after prior consultation with other management members and shall take into adequate consideration the general interests of the Company.

(3)	The leave entitlement for each year shall be used no later than the first quarter of the following year, unless such leave cannot be taken due to the affairs of the Company in which case the remaining leave entitlement can be carried over to the following year.

§5

Sickness and Death

(1)	If the General Manger cannot work due to sickness, he shall still be entitled to payment of salary for six months as long as within the term of this Employment Contract.

(2)	In case of the General Manager’s death, his widow and kid(s) under the age of 25 who is/are still receiving vocational education or in a legally similar status shall be entitled to receive the General Manager’s salary for the month of his death and for the following three months.

§6

Side Job

(1)	The General Manager shall dedicate all his knowledge, capabilities and energy to the Company.

(2)	The General Manager shall not engage in any paid or unpaid side jobs without the Company’s prior consent.

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(3)	Subject to the general shareholders’ meeting, the General Manager may hold the position as a member of the board of supervisors in the branch company in which the Company holds shares, and may hold a concurrent post in some industry associations of which the Company is a member. Such concurrent posts must be removed simultaneously with the termination of this Employment Contract. The General Manager shall declare to resign from all such concurrent posts upon the termination of this Employment Contract. The Company is entitled to announce such resignation in due course.

§7

Liability for Confidentiality

(1)	The General Manager shall be strictly forbidden from abusing any trade secrets of the Company to his knowledge, and shall strictly keep such information confidential.

(2)	The General Manager shall continue strictly keeping such trade secrets confidential after the termination of this Employment Contract.

§8

Return of Company Documents

The General Manager shall carefully maintain all the business and company related documents of the Company (such as certificates, contracts, records, correspondence, authentication letters, measuring and calculating documents, client and price lists, as well as the drafts, codes, data and software thereof, irrespective of originals or duplicates, and whether in draft or in electronic form) and his personal notes. The Company is entitled to request the General Manager to provide such documents at any time. Upon the termination of the Employment Contract, the General Manager shall take the initiative to return such documents to the Company. All other company belongings in the General Manager’s possession, such as office keys, company car and car key, mobile phone, computer, laptop, CD and other items, shall be returned to the Company upon his departure.

§9

Service Invention

All the inventions and creations made by the General Manager during his service that can be legally defined shall be dealt with pursuant to the relevant laws and regulations. All the suggestions made by the General Manager in terms of technology and management shall belong to the Company, and the General Manager shall not request for additional remuneration therefor.

§10

Term of Contact

(1)	This Contract shall take effect as from 1 February 2012. In case the General Manager may join in the Company at an earlier date, this Contract shall take effect on the first day on which the General Manager comes to work. The term of this Contract shall be 3 years. No probation period is required.

(2)	Either party may early terminate this Employment Contract by giving a six-month prior notice, at the date of 30 June and 31 December respectively.

(3)	Subject to Section 626 (2) of the Germany Private Law, if there is a material cause, the Contract can be terminated in an abnormal way. The following situations shall be deemed as material causes:

a)	The General Manager has bluntly violated his liability for confidentiality.

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b)	After being warned repeatedly, the General Manager still refuses to implement the work order from the shareholders, unless the General Manager is requested to commit any illegal behavior.

c)	The General Manager has, without proper authorization, engaged in any business activity that should have been approved pursuant to this Contract and the Company’s Articles of Association, and as a result of which, has incurred economic losses to the Company, or the General Manager refuses to correct his mistakes despite of repeated warnings, unless in case of emergency.

(4)	Any proposal to terminate this Contract shall be made in writing.

§11

Other Provisions

(1)	No other agreement has been reached by both parties on the subject matter of this Contract. Any amendment or supplement to this Contract shall be made in writing to be legally effective.

(2)	This Contract shall be governed by Germany laws. Enforcement and arbitration shall take place in Frankfurt, where the Company is located.

(3)	If any terms of this Contract become invalid in its entirety or in part, the validity of other terms of this Contract shall not be affected. The invalid terms shall be replaced with such terms that can best serve the economic purposes sought by both parties.

Frankfurt

/s/ Xianshou Li	/s/ Jijun Shi
Renesola Deutschland GmbH Legal Representative: Mr. Xianshou Li	Mr. Jijun Shi

The Chinese version of this Contract shall prevail.

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